

December 21, 2011

Via E-Mail
Lori Lipcaman
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

>   **Re: Vishay Intertechnology, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-07416**

Dear Ms. Lipcaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page F-10

– Allowance for Doubtful Accounts, page F-13

1.   As it relates to your allowance for doubtful accounts and your sales returns and allowances, please explain to us how you considered the requirements of Rule 12-09 of Regulation S-X.

Note 2 – Acquisition and Divestiture Activities, page F-19

2.   We note that on July 6, 2011, you spun off your foil resistors business into an
        independent publicly traded company, Vishay Precision Group, Inc (VPG). We further
        note that you concluded that the trademark license agreement with VPG constitutes
        significant continuing involvement under FASB ASC paragraph 205-20-45-1(b). Please
        explain to us the significant terms of this agreement and clearly explain why you
        concluded that this agreement constitutes significant continuing involvement.

Note 6 – Long-Term Debt, page F-34

Convertible Senior Debentures, due 2040, page F-35

3.   We note that you are separately accounting for the liability and equity components of
        your convertible senior debentures. Please explain to us how you calculated the equity
        component of the instrument and explain why the carrying value of the equity component
        is significantly less than the unamortized discount on the debentures.

Note 19 – Summary of Quarterly Financial Information (Unaudited), page F-74

4.   We note that your results in the fourth quarter of 2010 were positively impacted by an
        adjustment to the income tax expense in the period. Please revise future filings to include
        discussion of any year-end or other adjustments material to the fourth quarter results.
        Refer to Item 302(A)(3) of Regulation S-K.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief